Gemplus International SA

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2006
GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)
GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)
46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ☑                    Form 40-F  ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes  ☐                    No  ☑

Gemplus International SA
Gemplus and Axalto Schedule First Steps
to Close the Gemalto Combination on June 2, 2006
Amsterdam and Luxemburg, May 26, 2006 — Axalto Holding N.V. (Euronext: NL0000400653 — AXL) and Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) announce today that, subject to completion of customary contractual conditions, the first steps to close the Gemalto combination are expected to occur on June 2, 2006 in Amsterdam. On that date, Gemplus is expected to make a distribution of €0.26 per Gemplus share from its available reserves (share premium) to all Gemplus shareholders of record at market close of Eurolist by Euronext on June 2, 2006, and the Texas Pacific Group and the Quandt family entities, Gemplus’ largest shareholders representing approximately 43.6% of Gemplus’ share capital, are expected to contribute their Gemplus shares to Axalto in exchange for new Gemalto shares. This contribution in kind will be followed by a voluntary exchange offer by Gemalto to all remaining Gemplus shareholders at the same exchange ratio, subject to regulatory approvals.
Olivier Piou, Chief Executive Officer of Axalto, comments: “We are delighted to have scheduled the closing of the first step marking the creation of Gemalto.”
Alex Mandl, Chief Executive Officer of Gemplus, adds: “We look forward to accomplishing this next step toward realizing the bright future of Gemalto.”

Axalto:	Gemplus:

Corporate Media Relations	Senior Vice-President, Corporate Communications
Emmanuelle SABY	Rémi CALVET
M.: +33(0) 6 09 10 76 10	M.: +33(0) 06 22 72 81 58
esaby@axalto.com	remi.calvet@gemplus.com

TBWA \ CORPORATE
Emlyn KORENGOLD	Edelman Paris
T.: +33(0) 1 49 09 66 51	Frédéric BOULLARD
M.:+33(0) 6 08 21 93 74	T.: +33(0) 1 56 69 73 95
emlyn.korengold@tbwa-corporate.com	frederic.boullard@edelman.com

Investor Relations
Stéphane BISSEUIL
T.:+33(0) 1 55 01 50 97
M.:+33(0) 6 86 08 64 13
sbisseuil@axalto.com
Important Information
This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Axalto Holding N.V. (“Axalto”) or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gemplus International S.A. (“Gemplus”), nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.
Any solicitation of offers to buy any Gemplus shares (including Gemplus shares represented by Gemplus American Depositary Shares) in the United States in the transaction described herein would only be made pursuant to a prospectus/offer to exchange and related offer materials that Axalto would expect to send to holders of Gemplus securities, in accordance with or pursuant to an exemption from the U.S. securities laws. Investors and security holders who are U.S. persons are strongly advised to read, when they become available, the prospectus/offer to exchange and related exchange offer materials, as well as any amendments and supplements to those documents because they will contain important information.
Holders of Gemplus securities are requested to refer, if and when filed by Axalto, to the prospectus (note d’information) that would be available on the website of the AMF (www.amf-france.org).

Gemplus International SA
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.
Date: 26 May, 2006
	By:	/s/ Frans SPAARGAREN
		Name:	Frans SPAARGAREN
		Title:	Chief Financial Officer